Universal American Corp.

Six International Drive, Suite 190
Rye Brook, NY 10573

October 19, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:       Mr. Jim B. Rosenberg

RE:	Universal American Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement
File No. 001-08506

Dear Mr. Rosenberg:

We acknowledge receipt of the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 9, 2009 to the undersigned (the “Comment Letter”), with respect to the Form 10-K of Universal American Corp. (the “Company”) for the fiscal year ended December 31, 2008, filed with the Commission by the Company on March 10, 2009, and the Definitive Proxy Statement, filed with the Commission by the Company on April 30, 2009 (File No. 001-08506).

Please be advised that we intend to submit our response to the Staff’s comments on or before November 6, 2009, which is ten business days from the date by which a response was originally requested in the Comment Letter.

If you have any questions or comments regarding the foregoing, please feel free to contact me at (914) 934-8820.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Robert A. Waegelein

Robert A. Waegelein
EVP & Chief Financial Officer